Neovasc to Participate in H.C. Wainwright & Co. 22nd Annual Global Investment Conference

VANCOUVER and MINNEAPOLIS, via NEWMEDIAWIRE -- Neovasc, Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina, today announced that its management team will be participating in the 22nd Annual H.C. Wainwright Global Investment Conference on September 14-16, 2020.  Fred Colen, Neovasc's President and CEO, will present on September 15 at 3:30 pm EDT.

A link to the live webcast of Mr. Colen's presentation will be available online through the investor relations section of the Neovasc website at https://www.neovasc.com/investors/.  Following the event, a replay of the presentation will be archived on the Neovasc website for approximately 90 days.

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh
Westwicke/ICR
Phone: +1.646.877.9641
Mike.Cavanaugh@westwicke.com

Media

Sean Leous
Westwicke/ICR
Phone: +1.646.677.1839
Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements may involve, but are not limited to, expectations as to the future growth of the Company, the expansion of its product range and the growing cardiovascular marketplace. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances.  Many factors could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three and six months ended June 30, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.